CUSIP No.  44931Q104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under  the  Securities Exchange  Act of 1934  (Amendment No.  1)*

ICC Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

44931Q104

(CUSIP Number)

R. Kevin Clinton

6410 Oakencliffe Lane

East Lansing, Michigan 48823

Telephone: 517-204-2857

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G  to report the acquisition that is  the subject of this Schedule 13D, and is  filing this  schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in  paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other  parties  to whom copies are  to  be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and  for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not  be deemed to  be “filed” for the purpose of Section 18 of the Securities Exchange  Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act (however, see the  Notes).

CUSIP No.  44931Q104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) R. Kevin Clinton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 76,459
SHARES BENEFICALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 76,459
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No.  44931Q104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marilyn J. Clinton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 376,000
SHARES BENEFICALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 376,000
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No.  44931Q104

The Reporting Persons are filing this Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) to amend and supplement the original Schedule 13D filed on April 17, 2017 (the “13D Filing”).  The purpose of this Amendment No. 1 is to expand and supplement the Reporting Persons’ disclosures under Items 3, 5 and 7 to reflect the sale of shares of common stock on September 7, 2018 pursuant to a stock purchase agreement, dated August 31, 2018 (the “Stock Purchase Agreement”), with ICC Holdings, Inc.  Capitalized terms used and not defined in this Amendment No. 1 have the meanings ascribed to such terms in the 13D Filing.  Except as specifically amended and supplemented by this Amendment No. 1, the 13D Filing remains in full force and effect.

Item  3.         Source or Amount of Funds  or Other Consideration.

Item 3 is hereby amended to add the following paragraph:

The Reporting Persons sold 147,541 shares of Common Stock to the Issuer for an aggregate purchase price of $2,250,000.25 ($15.25 per share) pursuant to the Stock Purchase Agreement.  As of the date hereof, the Reporting Persons hold 452,459 shares of Common Stock.

Item  5.         Interest in Securities of  the Issuer.

Items 5 (a) - (c) are hereby amended and restated to read as follows:

(a) - (c)

The Reporting Persons may be deemed to  beneficially own, in the aggregate, 452,459 shares of Common Stock, representing approximately 12.9% of the  Issuer’s issued and outstanding shares of Common Stock, based on 3,500,000 shares of Common Stock of the Issuer issued and outstanding as of August 9,2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q  for the period ended June 30, 2018, filed with the SEC on August 14, 2018.

Mr. Clinton,  through his individual retirement account (“IRA”), has the sole power to vote  or direct the vote and the power to  dispose or direct the  disposition of 76,459 shares of Common Stock. Mrs. Clinton, as trustee of  (1) R. Kevin Clinton Irrevocable Trust for Avery Anne Clinton under agreement  dated December 13, 2012, (2) R. Kevin Clinton Irrevocable Trust for Connor Richard Clinton under agreement dated December 13, 2012, (3) R. Kevin  Clinton Irrevocable Trust for Colleen Casey Clinton under agreement dated December 13, 2012, (4) R. Kevin Clinton Irrevocable Trust for Ryan Kevin  Clinton under agreement dated December 13, 2012, and (5) Marilyn J. Clinton Trust Agreement dated August 29, 2001, has the sole power to vote  or direct  the vote and the power to  dispose or direct the disposition of 376,000 shares of Common Stock. In addition, the Reporting Persons expect to consult with  each other  regarding voting and disposition of shares.

No transactions were effected in the Common Stock within the past 60 days by the Reporting Persons except for the acquisition described in Item 3.

Item  7.         Material to Be Filed as Exhibits.

Exhibit 1      Joint Filing Agreement

Exhibit 2      Purchase Agreement dated September 7, 2016, incorporated by reference to the Issuer’s Form S-1 filed on October 13, 2016, as amended (SEC File No. 333-214081).

Exhibit 3Stock Purchase Agreement, dated August 31, 2018, by and between ICC Holdings, Inc. and certain entities and individuals identified on Annex A thereto.

CUSIP No.  44931Q104

CUSIP No.  44931Q104

SIGNATURE

After  reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is  true,  complete and  correct.

/s/ R. Kevin Clinton
R. Kevin Clinton
Date: September 12, 2018

CUSIP No.  44931Q104

CUSIP No.  44931Q104

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that the statements on Amendment No. 1 to the Schedule 13D, dated as of the date hereof (the “Statement”), with respect to the Common Stock, par value $0.01 per share, of ICC Holdings, Inc., a Pennsylvania corporation, is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Joint Filing Agreement shall be included as an exhibit to the Statement and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 12th day of September, 2018.

/s/ R. Kevin Clinton	/s/ Marilyn J. Clinton
R. Kevin Clinton	Marilyn J. Clinton